UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Del Taco Restaurants, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

52748T104
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pleasant Lake Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 5,022,533 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 5,022,533 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,022,533 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 12.9% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PLP MM LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 5,022,533 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 5,022,533 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,022,533 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 12.9% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PL Opportunities GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,500,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,500,000 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pleasant Lake Onshore GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,522,533 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,522,533 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,522,533 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.5% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pleasant Lake Offshore Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,522,533 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,522,533 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,522,533 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.5% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pleasant Lake Opportunities Fund LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,500,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,500,000 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 6.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Lennon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 5,022,533 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 5,022,533 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,022,533 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 12.9% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

Item 1.

(a)	Name of Issuer
Del Taco Restaurants, Inc.
(b)	Address of Issuer’s Principal Executive Offices
25521 Commercentre Drive Lake Forest, CA 92630

Item 2.

(a)	Name of Person Filing
Pleasant Lake Partners LLC PLP MM LLC Pleasant Lake Offshore Master Fund L.P. Pleasant Lake Opportunities Fund LP Pleasant Lake Onshore GP LLC PL Opportunities GP LLC Jonathan Lennon
(b)	Address of Principal Business Office or, if none, Residence
110 Greene Street, Suite 604 New York, New York 10012
(c)	Citizenship

Pleasant Lake Partners LLC - Delaware
PLP MM LLC - Delaware
Pleasant Lake Offshore Master Fund L.P. - Cayman Islands
Pleasant Lake Opportunities Fund LP - Delaware
Pleasant Lake Onshore GP LLC - Delaware
PL Opportunities GP LLC - Delaware
Jonathan Lennon - United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
52748T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Shares reported herein represent 2,522,533 shares held by Pleasant Lake Offshore Master Fund L.P. (the “Master Fund”) and 2,500,000 shares held by Pleasant Lake Opportunities Fund LP (the “Partnership”). Pleasant Lake Partners LLC (“PLP”) serves as the investment manager for both the Master Fund and the Partnership. PL Opportunities GP LLC (“Partnership GP LLC”) serves as General Partner of the Partnership and Pleasant Lake Onshore GP LLC serves as General Partner of the Master Fund (“Master GP LLC”). PLP MM LLC is the managing member of PLP. Jonathan Lennon serves as manager of PLP MM LLC, Master GP LLC and Partnership GP LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(a)	Amount Beneficially Owned***

Pleasant Lake Partners LLC - 5,022,533 shares
PLP MM LLC - 5,022,533 shares
Pleasant Lake Offshore Master Fund L.P. - 2,522,533 shares
Pleasant Lake Opportunities Fund LP - 2,500,000 shares
Pleasant Lake Onshore GP LLC - 2,522,533 shares
PL Opportunities GP LLC - 2,500,000 shares
Jonathan Lennon - 5,022,533 shares

(b)	Percent of Class

Pleasant Lake Partners LLC - 12.9%
PLP MM LLC - 12.9%
Pleasant Lake Offshore Master Fund L.P. - 6.5%
Pleasant Lake Opportunities Fund LP - 6.4%
Pleasant Lake Onshore GP LLC - 6.5%
PL Opportunities GP LLC – 6.4%
Jonathan Lennon - 12.9%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Pleasant Lake Partners LLC - 0 shares
PLP MM LLC - 0 shares
Pleasant Lake Offshore Master Fund L.P. - 0 shares
Pleasant Lake Opportunities Fund LP - 0 shares
Pleasant Lake Onshore GP LLC - 0 shares
PL Opportunities GP LLC - 0 shares
Jonathan Lennon - 0 shares

	(ii)	shared power to vote or to direct the vote

Pleasant Lake Partners LLC - 5,022,533 shares
PLP MM LLC - 5,022,533 shares
Pleasant Lake Offshore Master Fund L.P. - 2,522,533 shares
Pleasant Lake Opportunities Fund LP – 2,500,000 shares
Pleasant Lake Onshore GP LLC - 2,522,533 shares
PL Opportunities GP LLC - 2,500,000 shares
Jonathan Lennon - 5,022,533 shares

	(iii)	sole power to dispose or to direct the disposition of

Pleasant Lake Partners LLC - 0 shares
PLP MM LLC - 0 shares
Pleasant Lake Offshore Master Fund L.P. - 0 shares
Pleasant Lake Opportunities Fund LP – 0 shares
Pleasant Lake Onshore GP LLC - 0 shares
PL Opportunities GP LLC - 0 shares
Jonathan Lennon - 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Pleasant Lake Partners LLC - 5,022,533 shares
PLP MM LLC - 5,022,533 shares
Pleasant Lake Offshore Master Fund L.P. - 2,522,533 shares
Pleasant Lake Opportunities Fund LP - 2,500,000 shares
Pleasant Lake Onshore GP LLC - 2,522,533 shares
PL Opportunities GP LLC - 2,500,000 shares
Jonathan Lennon - 5,022,533 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons incorporated by reference to Exhibit 99.1 to Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on June 30, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 16, 2016	PLEASANT LAKE PARTNERS LLC

By: PLP MM LLC
its Managing Member

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLP MM LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE ONSHORE GP LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PL OPPORTUNITIES GP LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE OFFSHORE MASTER FUND L.P.

By: Pleasant Lake Onshore GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE OPPORTUNITIES FUND LP

By: PL Opportunities GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

JONATHAN LENNON

By: /s/ Jonathan Lennon
Jonathan Lennon, Individually